UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 14, 2022

(Date of Report (Date of earliest event reported))

FUNDRISE EQUITY REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2536661
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Update

Aspect Promenade Controlled Subsidiary

On May 30, 2018, we directly acquired ownership of a “majority-owned subsidiary”, EMIF-Fundrise JV LP (the “Aspect Promenade Controlled Subsidiary”), for an initial purchase price of $18,158,000, which is the initial stated value of our equity interest in the Aspect Promenade Controlled Subsidiary (the “Aspect Promenade Investment”). The Aspect Promenade Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized garden-style multifamily property called Bella Apartments totaling 432 units located at 3101 Segreto Lane, Kissimmee, FL 34747 (“The Aspect Property”). In August 2018, the property was rebranded with a name change from “Bella Apartments” to “The Aspect.” Details of this contribution can be found here.

On July 18, 2018, we made an additional investment in the Aspect Promenade Controlled Subsidiary for approximately $7,486,000 (the “Aspect Promenade EnV Investment”). The Aspect Promenade Controlled Subsidiary used the proceeds of the Aspect Promenade EnV Investment to close on the acquisition of a single stabilized garden-style multifamily property totaling 316 units located at 812 S Park Road, Hollywood, FL 33021 (“The EnV Property”). Details of this acquisition can be found here.

On August 15, 2018, we increased our investment in the Aspect Promenade Controlled Subsidiary to approximately $12,316,000. Details of this contribution can be found here.

On March 28, 2019, an affiliated entity became a member of the Aspect Promenade Controlled Subsidiary, and the Aspect Promenade Controlled Subsidiary used the proceeds from the affiliated member contribution to acquire a third apartment property located in Raleigh, NC (“Sterling Town Center”).

On August 12, 2022, the Aspect Promenade Controlled Subsidiary sold The EnV Property for a sales price of approximately $110,000,000. Details of this disposition can be found here.

On September 14, 2022, the Aspect Promenade Controlled Subsidiary sold The Aspect Property for a sales price of approximately $127,500,000. Proceeds from the sale totaled approximately $74,741,000, net of repayment of $50,740,000 of outstanding senior loans, and closing costs of approximately $2,019,000. Our distribution received from the sale totaled approximately $22,841,000. The Aspect Promenade Controlled Subsidiary continues to own and operate Sterling Town Center.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EQUITY REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: September 20, 2022